SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          FORM N-18F-1

        NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
            UNDER THE INVESTMENT COMPANY ACT OF 1940

                  ZURICH YIELDWISE MONEY FUND
                   (Exact Name of Registrant)

                     NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                            SIGNATURE

     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of election to be duly signed on its behalf in the City of Chicago and State of Illinois on the 6th day of February, 1997.

                        Zurich YieldWise Money Fund


                        By:  /s/ Philip J. Collora
                           -------------------------------------
                            Philip J. Collora, Vice President &
                                                 Secretary


Attest:  /s/ Elizabeth C. Werth
       -----------------------------------------
        Elizabeth C. Werth, Assistant Secretary